SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 10, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 10, 2009, announcing that Infineon plans to launch a rights issue for up to Euro 725 million in gross proceeds, backstopped by investment firm Apollo.

News Release / Presseinformation
Infineon announces the planned launch of a rights issue for up to Euro 725 million in gross proceeds, backstopped by investment firm Apollo
Neubiberg, Germany – July 10, 2009 –Today Infineon Technologies AG announced plans to launch a rights issue of up to 337 million shares with a subscription price of Euro 2.15 per share. Subject to the required prospectus approval by the German Federal Financial Supervisory Authority (BaFin), the new shares will be offered to Infineon’s shareholders for subscription. Funds managed by an affiliate of Apollo Global Management LLC, have agreed to acquire at the subscription price up to approximately 326 million new shares not subscribed for, subject to certain conditions. Infineon expects to announce details of the offering, including the dates of the subscription period, in the near future.
If fully placed, the offering would raise new equity in a gross amount of Euro 725 million in cash. Infineon intends to use the proceeds to repay debt and strengthen its liquidity position. In particular, the company plans to apply the proceeds to repay its convertible bonds maturing in June 2010, of which a nominal amount of Euro 522 million is outstanding, and its exchangeable bonds maturing in August 2010, of which a nominal amount of Euro 48 million are outstanding.
Apollo has agreed to provide a backstop for the rights offering relating to new shares not subscribed for. Apollo has committed to acquire at the subscription price up to approximately 326 million new shares not subscribed for, up to a maximum shareholding of 30% minus one share of Infineon’s share capital after implementation of the rights issue. This commitment is subject to the condition that Apollo, after implementation of the rights offering, would have a minimum shareholding of 15% of Infineon’s share capital. If this minimum shareholding is not achieved, Apollo may, but is not obligated to, acquire all new shares not subscribed for. Apollo’s investment is also subject to regulatory approvals.

Upon completion of a successful investment representing a shareholding of 15% or more of Infineon’s share capital, Apollo will have designated, with the support of Infineon, the chairman of the supervisory board and will obtain a second seat on Infineon’s supervisory board thereafter.
Shareholders of Infineon will be entitled to exercise subscription rights with respect to the new shares offered at a subscription ratio of four new shares for every nine existing shares held, and Infineon’s depositary will make such subscription rights also available to the holders of Infineon’s American Depositary Shares. The subscription period for the shares will commence following prospectus approval which is expected next week or the week thereafter. Settlement for the subscribed shares will take place approximately two weeks after the commencement of the subscription period, with settlement of Apollo’s investment to occur following receipt of the necessary regulatory approvals.
The subscription rights for the new shares will not be traded on the regulated market of the Frankfurt Stock Exchange.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide in continuing operations. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International (ticker symbol: IFNNY).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
About Apollo
Apollo is a leading global alternative asset manager with in excess of $41 billion under management. Apollo invests across a core group of industries where Apollo has considerable knowledge and resources. Apollo has offices in New York, London, Los Angeles, Frankfurt, Luxembourg, Singapore and Mumbai.

DISCLAIMER
Infineon Technologies AG may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Infineon has filed with the SEC for more complete information about Infineon and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on Infineon’s website at www.infineon.com by clicking “Investor”. Alternatively, Infineon will arrange to send you the prospectus after filing if you request it by calling +49-89-234-26655 or emailing investor.relations@infineon.com.
This publication constitutes neither a prospectus, nor an offer to sell nor a solicitation to buy securities of Infineon and it is not a substitute for the prospectus. The offer of shares of Infineon in Germany will be made solely by means of, and on the basis of, a securities prospectus which is to be published. An investment decision regarding the publicly offered securities of Infineon in Germany should only be made on the basis of the securities prospectus. Subject to approval by the German Federal Financial Supervisory Authority, a securities prospectus will be published and will be available free of charge on Infineon’s website (www.infineon.com).
This press release includes forward-looking statements about the future of our business, including statements relating to our financing plans and developments regarding the planned rights offering. These forward-looking statements are subject to a number of uncertainties, including market conditions and general economic developments, as well as developments in our own business and the other factors described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 29, 2008. As a result, future developments could differ materially from those indicated in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments that differ from those anticipated.
For the Finance and Business Press: INFXX200907.068e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 10, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer